Exhibit 4.22

GLOBAL MASTER SERVICES AGREEMENT

THIS GLOBAL MASTER SERVICES AGREEMENT is made on the date of the last signature (the “Effective Date”) by and between ALTASCIENCES COMPANY INC. (“CRO”) having its principal place of business at 575, boul. Armand-Frappier, Laval, Quebec, Canada, H7V 4B3, and its Affiliates, and XORTX Therapeutics Inc. (“Sponsor”), having its principal place of business at c/o Suite 4000, 421 – 7th Avenue, Calgary, T29 4K9 (each a “Party,” and collectively, the “Parties”).

WHEREAS Sponsor desires to retain CRO to provide the Services, upon the terms and conditions hereinafter set forth, and CRO is willing to perform such Services;

WHEREAS the Parties have agreed to enter into this Agreement setting out the general terms and conditions for the performance by CRO of the Services to Sponsor;

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained and other good and valuable consideration, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1	“Affiliate(s)” of a Party shall mean any entity which directly or indirectly controls, is controlled by, or is under common control with that Party at any time during the period for which the determination of affiliation is being made.

1.2	“Agreement” shall mean this Global Master Services Agreement, including all exhibits and all Statements of Work entered into in accordance with the terms hereof, as it may be amended from time to time in accordance with its terms.

1.3	“Closing Date” shall mean, in relation to a Drug or a Test Article, the date of the first dose administration of such Drug or Test Article.

1.4	“Drugs” shall mean the Study medications supplied by Sponsor and may include in certain situations, the devices supplied by Sponsor in connection with a clinical portion of a Study.

1.5	“Protocol” shall mean the approved protocol in connection with a Study and all amendments thereto.

1.6	“Representatives” shall mean any Affiliates, employees, officers, directors, shareholders, agents, subcontractors or advisors, including attorneys and accountants of a Party.

1.7	“Samples” shall mean the biological samples collected in connection with a Study.

1.8	“Services” shall mean the early stage drug development services to be performed by CRO as described in more detail in each SOW.

1.9	“SOW” shall mean a Statement of Work entered into by the Parties substantially in the form of Schedule I and incorporated by reference to this Agreement.

1.10	“Stipend” shall mean the payments received by Subjects to participate in a Study.

1.11	“Site” shall mean a third-party site or investigator that is contracted by CRO for a multi-site study.

1.12	“Study” shall mean a clinical, preclinical, bioanalytical, pharmacokinetic (“PK”) analysis study program or any research services (such as toxicokinetic (“TK”) and data management) and all related activities.

1.13	“Subjects” shall mean any individual enrolled by CRO to whom the Drugs will be given and who may provide biological substances for analysis of such Drugs.

1.14	“Test Article” shall mean any Study medications supplied by Sponsor and may include, in certain situations, materials, special equipment, or other substances supplied by Sponsor in connection with the preclinical portion of a Study.

2.	SCOPE OF THE AGREEMENT

2.1	Scope. This Agreement governs the terms pursuant to which CRO shall perform the Services requested from time to time by Sponsor as set out in the SOW. The specific details and tasks for each Service shall be separately negotiated and specified in the SOW’s signed by both Parties.

2.2	Use of Affiliates. The Parties agree that Affiliates of Sponsor and/or CRO may enter into SOW’s, provided that they agree to abide by the terms and conditions of this Agreement to the extent applicable. Sponsor and CRO shall be responsible for any breach of this Agreement or any SOW by their respective Affiliates or for any failure to perform the obligations thereof.

3.	RESPONSIBILITIES AND OBLIGATIONS OF CRO

3.1	Responsibilities. CRO shall:

a)	perform the Services in compliance with the requirements of this Agreement, the SOW’s and the Protocol;

b)	comply with all federal, provincial and local laws and regulations applicable to the provision of Services and generally accepted industry standards, including the ICH guidelines E6 for Good Clinical Practices, applicable requirements as outlined in the FDA, OECD Principles of Good Laboratory Practices, and the Reflection paper for laboratories that perform the analysis or evaluation of clinical trial samples (EMA/INS/GCP/532137/2010), all relevant professional standards and guidelines, and all local laws and regulations pertaining to animal care and use and animal welfare;

c)	exercise reasonable care and a high standard of professional conduct in the performance of the Services and ensure that the Services are performed by qualified personnel;

d)	notify Sponsor of any serious adverse event occurring during the performance of the Services and, if specified, in the manner that may be specified in the protocol;

e)	in connection with the provision of preclinical services, perform the Services in a timely manner as detailed in the SOW;

f)	in connection with the provision of clinical services, use its commercially reasonable efforts to complete recruitment and perform the Services in a timely manner as detailed in the SOW;

g)	in connection with the provision of bioanalytical services, perform the analysis of the Samples in compliance with the bioanalytical method as described in the bioanalytical plan;

h)	in connection with the provision of statistical and TK and/or PK analysis services, perform the analysis in compliance with the statistical analysis plan and/or the PK analysis plan;

i)	following completion of the Study or analysis, as applicable, deliver to Sponsor the draft and final report, or the agreed upon final deliverables if there is to be no report;

j)	notify Sponsor of any finding that could negatively affect the conduct of the Services or any finding that could affect the safety of the Subjects, including any safety issue or notice of defective product, or their willingness to continue their participation in a Study; and

k)	in connection with a multi-site study, contract and manage Sites and perform other services as specified in the SOW.

3.2	Changes to Services. In the event that Sponsor initiates a change that affects the conduct of the Services including, without limitation, a change to the Drug, Test Article or to the Protocol, CRO will prepare a change order to the SOW which shall reflect the adjustments to the budget and the schedule to be agreed upon in writing. Sponsor shall have ten (10) days to review and accept this change order. If the change order is not signed, it shall be deemed to not be accepted and the Sponsor and CRO shall work together to achieve a mutually acceptable change order. CRO shall not be held responsible for any delay or non-observance of its deadlines resulting from the changes initiated by Sponsor or resulting from failure to obtain the necessary information or instructions from Sponsor.

3.3	Repeat Sample Analysis. If applicable, the parties agree that as of commencement of work, in some instances, repeat of sample analysis will be required. If this arises, the CRO will notify the Sponsor as soon as possible and determine, between the parties, if these repeats are required by the Sponsor. The price per sample analysis/occasion, as indicated in the applicable SOW, will apply to any additional repeats requested by the Sponsor, as well as any samples above the analytical range, which require dilution or samples that are pre-diluted (at the first analysis) at the Sponsor’s request and using the Sponsor’s dilution factor, if applicable. The CRO will endeavor, as much as possible, to proceed with current batches of sample analysis at the agreed price per sample; however, should additional batches be needed a mutually agreeable batch fee will apply.

4.	RESPONSIBILITIES AND OBLIGATIONS OF SPONSOR

4.1	Responsibilities. Sponsor shall:

a)	provide CRO in a timely fashion with all information and materials reasonably required to perform the Services described in the SOW;

b)	comply with all laws and regulations applicable to the provision of Services;

c)	notify CRO of any finding that could affect the conduct of the Services or any finding that could affect the safety of the Subjects, including any safety issue or notice of defective product, or their willingness to continue their participation in a Study; and

d)	to the extent a Clinical study report is prepared by CRO, provide CRO with comments on the draft report within three (3) months after the receipt date of such report. In the event where CRO does not receive Sponsor’s comment within three (3) months after the shipment date, CRO reserves the right to finalize and submit the final report to Sponsor. To the extent a Preclinical or other study report is prepared by CRO, provide comments on the draft report within thirty (30) days after receipt. If Sponsor’s comments are not received within thirty (30) days, CRO reserves the right to finalize and submit the final report to Sponsor. Any amendment requested by Sponsor following the finalization and submission of the final report shall be subject to additional charges.

4.2	Preclinical Services. In connection with the provision of preclinical services, CRO shall make commercially reasonable efforts to, in material accordance with the schedule set forth in the Protocol, furnish the Sponsor with a draft report and a final report for the Study; provided, however, CRO shall have no liability to the Sponsor for any delay or failure to perform the Study in accordance with the Protocol if such delay or failure is a result of the Sponsor’s failure to duly and timely perform any and all of its obligations hereunder. One additional revised draft report will be provided upon Sponsor’s request; additional draft reports will be provided upon request at Sponsor’s additional cost determined at CRO’ s then prevailing rates. The final report shall summarize all the material procedures, data, observations and results obtained from the Study, and CRO shall make commercially reasonable efforts to issue the final report within thirty (30) days after the Sponsor’s approval of the draft report (which approval may not be unreasonably withheld, conditioned or delayed).

4.3	Clinical services. In connection with the provision of clinical services, Sponsor shall:

a)	ensure that the Drugs supplied to CRO are manufactured and packaged in accordance with the currently effective Good Manufacturing Practices regulations so that it is suitable for human intake;

b)	ensure that the storage and transport of the Drugs have been done in compliance with applicable laws;

c)	provide all necessary data on Drugs’ formulation stability and storage requirements to CRO; and

d)	supply CRO, at least seven (7) days prior to the agreed Dosing Date, with a sufficient quantity of the Drugs and provide a valid certificate of analysis for the Drugs, which would include the lot identification and the measured content of the Drugs and, if the certificate of analysis was issued more than six (6) months prior to the Dosing Date, the stability data related to such Drugs.

4.4	Bioanalytical services. In connection with the provision of bioanalytical services, Sponsor shall, if the clinical services have been performed by a party other than CRO, inform CRO prior to the starting date of the Services of any concomitant medication taken by Subjects during the clinical phase of a Study and compensate CRO for the costs, including but not limited to the cost of staff, supplies, facilities and instrument usage, incurred to perform the additional tests required as a result of the intake of such concomitant medication.

4.5	Research Services. Support Services (Toxicokinetic/ Pharmacokinetic/ Biostatistics/ Regulatory Affairs/ Data Management) If Research Services are required as per any SOW, the CRO agrees to perform the data management, TK/PK and statistical analyses of the data generated in compliance with the applicable guidelines for submission as asked by the Sponsor and detailed in the Protocol.

4.6	Adverse event reporting. Sponsor remains responsible for any adverse event reporting to Health Canada, Food & Drug Administration or any other regulatory authority in accordance with applicable laws and regulations.

5.	FINANCIAL ARRANGEMENTS

5.1	Service fees and payment milestones. For the Services rendered, Sponsor agrees to pay to CRO the total fee indicated in the SOW and any other additional fees set forth herein.

5.2	Payment terms. Payments are due within thirty (30) days of the date of invoice. In the event of late payment and unless CRO has been notified in writing of any legitimate dispute, interest on unpaid invoices may be charged at the rate of 1.5% per month, calculated monthly on a compounded basis, on invoices which remain unpaid after thirty (30) days from the date of invoice. After ten (10) days from receipt by Sponsor of CRO’s written notice regarding failure to pay the invoice in due time, CRO retains the right to delay or stop any Services provided under the SOW and/or retain any results or report. Additionally, CRO may be entitled to expenses incurred in its efforts to collect unpaid invoices from Sponsor, if necessary, including, without limitation, court costs and reasonable legal fees. All payments due shall be made unconditionally without defense, counterclaim, offset and shall not be conditioned or delayed pending Sponsor’s receipt of payment from any third party.

5.3	Pass-through Costs. CRO will separately invoice Sponsor for the expenses incurred during the Services (the “Pass-through Costs”) that have been agreed to by Sponsor. If applicable, the estimated Pass-through costs will be outlined in each SOW. The estimated Pass-through costs are included as an indication; the Sponsor agrees to pay the actual expenses incurred by the CRO during the services provided that CRO has notified Sponsor in advance of any material deviation from the estimated Pass-through Costs.

5.4	If/when study is placed at Altasciences Clinical Kansas Inc., Altasciences Clinical Kansas, P.A. (“Kansas P.A.”) will perform any part of the Services that constitutes the practice of medicine, as determined by Kansas law (the “Medical Services”) as set forth in the applicable SOW.

5.5	If the study is multi-site, CRO will administer payments to Sites during the course of the Study as agreed upon in separate agreements between Sites and CRO that Sponsor has also approved. Sponsor will advance CRO the fees upon execution of the SOW to facilitate prompt and timely payments to. Concurrent with CRO’s issuance of payments, CRO will invoice Sponsor for the same amount to ensure the initial advance is replenished and Sponsor will pay in accordance with Section 5.2. If the advance balance is not sufficient to make timely payments to Site, CRO will request additional advance monies. If the balance is greater than needed, CRO will reduce the advance by requesting a lower replenishment amount. Sponsor acknowledges and agrees CRO will only pay Site from advances or pre-payments received from Sponsor for Sites’ services, and that CRO will not make payments to Sites prior to receipt of sufficient funds from Sponsor. Sponsor agrees and acknowledges that CRO requires a prepayment to maintain cash neutrality over the term of the Study. If the Study extends over more than one calendar year, the budget will include an annual cost adjustment.

6.	GROSS-UP ON PAYMENTS

6.1	Gross-up on payments. Any and all payments made by Sponsor under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of any present or future taxes, levies, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority, excluding net income taxes or any other taxes imposed on or measured by the net income, profit or capital of CRO, if applicable. If a deduction or withholding is required by any applicable law, Sponsor shall:

a)	pay or cause to be paid to the appropriate authority the amount of the withholding or deduction by no later than the latest date permitted by that authority (including any extension of time granted by that authority);

b)	produce to CRO no later than thirty (30) days after that payment a receipt of that authority evidencing that it has received the proper amount from Sponsor;

c)	pay such sums to CRO, as may be necessary so that the net amount received by CRO after all required deductions or withholdings (including deductions and withholdings for or on account of taxes on any sums payable under this section) will not be less than the amount CRO would have received had no such deduction or withholding been required; and

d)	Sponsor shall indemnify and hold CRO harmless from any liability, resulting from Sponsor’s failure to make timely payments in accordance with this section. Any penalties, interest or other liabilities arising from such failure shall be the sole responsibility of and be paid for by Sponsor.

7.	CONFIDENTIALITY

7.1	Confidential Information. For the purpose of this Agreement, “Confidential Information” shall mean all non-public, confidential and proprietary information disclosed before, on or after the Effective Date, by a Party or its Representatives (the “Disclosing Party”) to the other Party or its Representatives (the “Receiving Party”), whether written or oral, including, without limitation (i) all information concerning the Disclosing Party’s and its Affiliates’ business affairs including, without limitation, customers, suppliers, investors, organizational structure, finances, sales, pricing and commercial strategies; (ii) all scientific or technical information (including know-how and information concerning manufacturing, production, sourcing of raw material, chemical compounds, patent applications, assays, test results, data or formula), clinical and laboratory information (including trial design, protocols, study data, study results and bioanalytical method) and internal processes and procedures; and (iii) the existence of this Agreement. The term “Confidential Information” will not include: (i) information which after disclosure becomes part of the public domain by publication or otherwise, without breach of this Agreement by the Receiving Party; (ii) information which the Receiving Party can establish by documentary evidence is known by or in possession of the Receiving Party before being disclosed by the Disclosing Party; (iii) information which the Receiving Party developed independently, as established by documentary evidence, provided that such development is not based in whole or in part on Confidential Information disclosed by the Disclosing Party; or (iv) information which the Receiving Party receives from a third party on a non-confidential basis, provided that such third party is not prohibited from disclosing such information by an obligation of confidentiality to the Disclosing Party.

7.2	Confidentiality obligations. The Receiving Party agrees that:

a)	it will not use the Confidential Information except in connection with the Services and that it will not use the Confidential Information in any manner that is competitive with or detrimental to the business or operations of the Disclosing Party;

b)	it will not disclose any of the Confidential Information to any person or entity without the prior written consent of the Disclosing Party; provided, however, that Confidential Information may be disclosed to its Representatives if such persons need to know such information in connection with the Services, including the Site, if applicable. The Receiving Party will ensure that its Representatives are bound by confidentiality obligations to the same extent as if they were parties hereto, and the Receiving Party shall be responsible for any breach of confidentiality by its Representatives; and

c)	it will exercise commercially reasonable precautions to physically protect the integrity and confidentiality of the Confidential Information.

7.3	No breach of IP. The Disclosing Party represents that the disclosure of Confidential Information to the Receiving Party does not infringe, violate or misappropriate intellectual property of any third party and does not violate any contract or obligation to which the Disclosing Party is a party.

7.4	Term of confidentiality. This Section 7 (CONFIDENTIALITY) shall apply to any Confidential Information for a period of ten (10) years from the date of disclosure.

7.5	Ownership. The Disclosing Party remains the exclusive owner and retains all rights, title and interest, including intellectual property rights, of the Confidential Information disclosed to the Receiving Party. All Confidential Information will be promptly returned or destroyed upon request of the Disclosing Party, except that the Receiving Party may retain copies of Confidential Information: (i) for the purpose of determining the Receiving Party’s obligations hereunder; (ii) as required by law; and (iii) that are maintained pursuant to automatic archiving and back-up procedures.

7.6	Request from government. In the event Confidential Information is required to be disclosed by a governmental agency, the Receiving Party will provide the Disclosing Party with prompt written notice of such request to enable the Disclosing Party to seek, at its sole cost and expense, an appropriate protective order or remedy. If the Receiving Party is required to disclose Confidential Information, it will use commercially reasonable efforts to disclose only that portion of the Confidential Information as is legally required to be disclosed.

7.7	Medical records. In the event Sponsor shall come into contact with a Subject’s medical records, Sponsor shall hold in confidence the identity of the Subject and shall comply with all applicable laws regarding the confidentiality of such records, including without any limitation any privacy laws or regulations.

8.	INTELLECTUAL PROPERTY

8.1	Initial IP. Neither Party transfers by operation of this Agreement to the other Party any patent right, copyright, nor other proprietary right that it owns as of the commencement of the Services, except as specifically set forth herein.

8.2	Study Drug. The Parties acknowledge that the Drug, Test Article and/or any material provided by Sponsor which Sponsor considers to be necessary to and/or useful for CRO for the performance of the Services are, and shall remain, the exclusive property of Sponsor.

8.3	Study Data. The Parties agree that Sponsor, upon complete payment of the service fees indicated in the SOW or upon reimbursement in accordance with Section 5.2, shall own all results, methods, data, case report forms and other reports completed by CRO pursuant to the Protocol, Agreement or other written instruction by Sponsor (the “Study Data”) including all patent and other intellectual property rights therein, excluding the Subjects’ medical records. Upon Sponsor’s prior consent, CRO may use the Study Data for its own internal, marketing, non-commercial research and educational purposes.

8.4	Other IP. Other than as specified in Section 8.3. CRO agrees that any intellectual property arising out of Services performed hereunder that are dependent on Sponsor’s patent claims or are expressly anticipated by the Protocol and/or the bioanalytical plan and/or statistical analysis plan and/or the PK analysis plan, as applicable, shall be owned by Sponsor and shall be promptly disclosed by CRO to Sponsor.

9.	STORAGE

9.1	Documentation. CRO will maintain documentation for the Services in accordance with all applicable authorities’ regulations or as outlined in the SOW. CRO will notify Sponsor in the event any additional charges will be incurred due to large volumes or extended durations, in which the parties will agree to any additional charges in writing.

9.2	Test Article. CRO will store, destroy or return Test Article after completion of study as indicated in the applicable SOW and/or Quotation.

9.3	Drugs. CRO will maintain complete and accurate inventory of the Drugs received from Sponsor

a)	For a FDA submission, CRO will keep in adequate storage a reserve quantity of the Drugs in accordance with 21 CFR 320. Following the retention period, Sponsor will be contacted to complete the Drug Disposition Form. Any other remaining unused Drug will be destroyed or returned to Sponsor (at Sponsor’s cost), as indicated on the provided Drug Disposition Form. Should a response not be received from Sponsor within thirty (30) days of request to complete the Drug Disposition Form, or should the Sponsor require extended storage of the remaining unused Drug, CRO will store the Drugs at the rate indicated in the applicable SOW.

b)	For TPD or EMA submissions, CRO will contact Sponsor to confirm if the Drugs should be stored at a rate per the applicable SOW, destroyed on site, or returned to Sponsor (at Sponsor’s cost). Should a response not be received from Sponsor within thirty (30) days, CRO will automatically store the Drugs at a rate indicated in the applicable SOW.

c)	For ANVISA submissions, CRO will retain a quantity of the Drugs necessary to repeat the Study as per ANVISA requirements until the Drugs expire. After the Drugs expire CRO will contact Sponsor to confirm if the Drugs should be stored at a rate per the applicable SOW, destroyed on site, or returned to Sponsor (at Sponsor’s cost). Should a response not be received from Sponsor within thirty (30) days, CRO will automatically store the Drugs at a rate indicated in the applicable SOW.

9.4	Samples. CRO will maintain complete and accurate inventory of the Samples collected in connection with the Services. Preclinical samples will be stored as indicated in the Protocol and/or the SOW, as applicable. For clinical studies, upon shipment of the draft Bioanalytical report, CRO will keep in adequate storage, at its own cost, all the Samples for a period of three (3) months. CRO will contact Sponsor to confirm if the Samples should be stored at the then current storage rate or the rate indicated in the applicable SOW and/or Quotation, destroyed or returned to Sponsor (at Sponsor’s cost). Should a response not be received from Sponsor, before the end of the free storage period, CRO will automatically store the Samples at the applicable rate. At any time, Sponsor may terminate the storage of the Samples by sending a written notice to CRO, instructing CRO to destroy the Samples or to ship the Samples to Sponsor or to a third party. In such case, all shipping charges are the responsibility of Sponsor.

10.	LIMITATIONS TO SERVICES

10.1	CRO’s obligation. CRO’s obligation under this Agreement and any related SOW is limited to performing the Services in accordance with this Agreement, the Statements of Work and Protocol, while ensuring the conduct of the Services in compliance with applicable laws and regulations and generally accepted industry standards.

10.2	Physician Services. The Sponsor acknowledges that CRO will not, in any event, be liable for the Physician Services rendered by Kansas P.A. in accordance with Section 5.4.

10.3	No specific results. CRO does not give any representation or warranty that specific results can be achieved or that the Drugs or Test Article covered by any SOW can, either during the term of the SOW or thereafter, be successfully manufactured or receive the required approval by drug administration authorities or any regulatory bodies.

10.4	Number of Subjects. In the event that CRO fails to meet the Protocol requirements on the number of Subjects to be recruited, Sponsor will be given the option to extend the recruitment period or to continue the Study with less Subjects.

10.5	OTHER THAN THE WARRANTIES EXPRESSLY STATED IN SECTIONS 3, 4, AND 10, THERE ARE NO EXPRESSED OR IMPLIED WARRANTIES RELATED TO ANY OF THE SERVICES COVERED BY THIS AGREEMENT OR ANY STATEMENT(S) OF WORK.

11.	INDEMNIFICATION

11.1	Sponsor’s indemnification. Sponsor shall defend, indemnify and hold harmless CRO and its Representatives from any loss, expense (including reasonable defense cost), cost, liability, damage, claim, action or suit, including but not limited to any personal injuries, death, or property damage, arising directly out of: 1) the negligence or wrongful acts or omissions of Sponsor or its Representatives, 2) any defect, deficiency, malfunction, hazard or adverse reactions in or resulting from the Drug or any equipment and supplies provided or manufactured by Sponsor in connection with the Services, and 3) any material breach by Sponsor or its Representatives of any of its obligations or duties under this Agreement.

11.2	CRO’s indemnification. CRO shall defend, indemnify and hold harmless Sponsor and its Representatives from any loss, expense (including reasonable defense cost), cost, liability, damage, claim, action or suit arising directly out of: 1) the negligence or wrongful acts or omissions of CRO or, its Representatives, affiliates, assignees, subcontractors or successors and 2) any material breach by CRO or its Representatives, affiliates, assignees, subcontractors or successors of any of its obligations or duties under this Agreement.

11.3	Limitations. Section 11.1 and 11.2 are subject to the following limitations:

a)	In no event shall any Party be liable for any incidental, consequential, special or punitive damages, including but not limited to loss of revenue or profit.

b)	The parties agree that the CRO liability towards Sponsor pursuant to Section 11.2 shall not exceed the fees paid by the Sponsor to the CRO in respect of the relevant SOW under this Agreement, and not to exceed a total amount of three million dollars ($3,000,000 USD).

c)	Third Party Indemnification. For Multi-Site studies, if Site requests an indemnification for loss or damage caused by Sponsor’s Project, then Sponsor shall provide such indemnification directly to the Site. CRO shall not sign or assume such indemnifications on Sponsor’s behalf.

11.4	Notifications. Any indemnified Party will promptly notify the indemnifying Party of any claim as to which indemnified Party intends to seek indemnification from indemnifying Party. Each Party shall fully cooperate with the other Party in defending any claim as to which a notice of intent to seek indemnification is provided and will make no compromise or settlement without the prior written approval of the other Party.

11.5	Medical expenses. Sponsor shall reimburse each Subject for any reasonable and necessary medical expenses incurred for any medical care, including hospitalization, required as a result of Drugs following their administration or use in accordance with the Protocol, to the extent such expenses are not covered by the Subject’s medical or hospital insurance coverage and are in no way attributable to the gross negligence or intentional misconduct of CRO or its Representatives. The Parties agree that (a) medical care for the natural progression of an underlying pre-existing condition and (b) alleged lack of efficacy of Drug are not covered under this Section.

12.	INSURANCE

12.1	CRO insurance. CRO represents that it carries professional liability insurance for a limit up to five million dollars ($5,000,000 USD). To the extent any work is performed in the United States, worker’s compensation insurance shall be maintained in the applicable statutory limits.

12.2	Sponsor insurance. Sponsor represents that it carries and shall carry for the term of this Agreement general liability and product liability insurance coverage for a sufficient limit to cover Sponsor’s total liability under this Agreement. Sponsor warrants that, in addition to its liability insurance, it has the financial capacity to compensate any claim for which it is responsible that may exceed the coverage of its insurance policy. The insurance policy shall be valid in Canada if Studies are performed in Canada and/or valid in the United States if studies are performed in the United States and have a limit of at least five million dollars ($5,000,000 USD). Upon signature of a SOW or upon request of the CRO, Sponsor shall furnish a certificate of insurance acceptable to CRO indicating the required coverage. Sponsor will promptly notify CRO of any notice of cancellation or non-renewal of, or material change in, or claim against, its insurance coverage.

12.3	Sponsor insurance for multi-site studies. In connection with a multi-site study, in the terms of Section 12.2 apply, however, Sponsor represents that it carries and shall carry for the term of this Agreement, general liability in amounts of at least three million dollars ($3,000,000 USD) and product liability insurance coverage in amounts of at least ten million dollars ($10,000,000 USD). Sponsor represents and warrants that it will (i) maintain product liability insurance that does not contain any conditions or exclusions in the policy that would not normally be included in insurance of this type, and (ii) include CRO as an additional insured on all applicable clinical trials and/or product liability policies. Insurance coverage and indemnification obligations will be outlined in a separate agreement between Sponsor and Site.

13.	AUDIT

13.1	Visits. Upon reasonable notice, Sponsor and its Representative may visit and inspect the CRO facilities during CRO’s normal business hours and in compliance with CRO’s then current site requirements in order to maintain current and personal knowledge of the conduct of Services through review of the records, comparison with source documents, observation and discussions. CRO will fully cooperate in any monitoring, audit or inspection by a regulatory agency in connection with the provision of Services.

13.2	Inquiries. CRO agrees to answer in a timely manner any questions coming from regulatory authorities and/or Sponsor which are Services-related and within the original scope of work. Following completion of the Services specified in the SOW, CRO reserves the right to request compensation for any additional analysis or additional supporting documents required by regulatory authorities and/or Sponsor.

14.	TERM, TERMINATION, SUSPENSION AND POSTPONEMENT

14.1	Term.

a)	This Agreement shall enter into force on the Effective Date and shall continue following three years from the Effective Date, unless terminated by both Parties, in which case the rights and obligations under this Agreement shall remain in full force and effect until the termination of all outstanding SOWs.

b)	Statements of Work shall enter into force upon signature and shall continue thereafter until the date of acceptance by Sponsor of final report, or final deliverable if no report, unless terminated earlier either jointly by both Parties or by any Party pursuant to Section 14.2 or 14.3.

14.2	Termination by Sponsor. Sponsor may terminate a SOW, effective upon written notice to CRO:

a)	if the execution of the Services is no longer of technical or commercial interest.

b)	if CRO breaches this Agreement, the SOW or the Protocol in a way that materially impacts the Services, and (i) such breach is incapable of cure, or (ii) with respect to a breach capable of cure, CRO does not cure the breach within thirty (30) days after receipt of written notice of such breach.

14.3	Termination by any Party. Any Party may, acting reasonably, terminate a SOW effective upon written notice to the other Party if any safety issue arises or in order to comply with any law, regulation or decision of any judicial authority.

a)	Either Party may terminate this Agreement or any SOW at any time in its sole discretion, upon giving thirty (30) days prior written notice to the other party.

b)	If CRO encounters any difficulties beyond its reasonable control (including without limitation any Force Majeure event) in performing any of the Studies in accordance with the Protocol, CRO shall notify the Sponsor in writing, and the parties shall make good faith efforts to resolve or overcome such difficulties by amending the Protocol or otherwise. If such difficulties cannot be resolved or otherwise eliminated to CRO’s reasonable satisfaction, or if the Sponsor fails to duly and timely perform any and all of its obligations hereunder, CRO shall have the right to terminate the SOW upon giving thirty (30) days prior written notice to the Sponsor.

14.4	Consequences. In the event of termination:

a)	Sponsor shall reimburse CRO all incurred fees for Services performed and expenses and costs incurred prior to the termination, including non-cancellable obligations incurred prior to such termination. Such fees, expenses and costs shall include, but not be limited to administrative expenses, items procured, Services undertaken, and all non-cancellable obligations incurred specifically for the Services (e.g., animal purchases and animal expenses, including animal disposition, as well as specialized supplies and/or equipment.)

b)	For clinical and clinical related services, the following costs outlined above shall apply for termination/postponement by the Sponsor and the following termination/ postponement fees:

Days before dosing	Postponement/Termination Fees
More than 42 days	0%	Of total Study Fee (less Subject Stipends and less bioanalytical fees)
29 to 42	5%
15 to 28	10%
8 to 14	20%
1 to 7	30%

c)	For animal studies, study delay and cancellation charges will be assessed as follows:

Days Of Notice Given Prior To The Scheduled Start Of Study Acclimation	Delay Or Cancellation Charge, % Of Total Study Price
1-14	50% + animal costs
15-28	30% + animal costs
29-42	20% + animal costs
43-56	10% + animal costs
57-70	5% + animal costs
71+	0% + animal costs*

*Should any animal costs and/or additional applicable fees be charged by the animal supplier before animals are on site, these will be passed on to the Sponsor.

d)	If the Study is terminated prematurely because the Study is no longer of technical or commercial interest by the Sponsor after the dosing date, then the Sponsor will pay to the CRO the costs related to pre-study activities and completed study activities plus 60% of total study cost (minus Bioanalytical Operations & Volunteer Indemnification).

14.5	Suspension for safety. CRO shall be entitled to suspend the Services without notice and without engaging its liability for such suspension if, to its reasonable opinion, there is a safety issue arising which can affect the safety of the Subjects. If it occurs that the suspected danger is averted, the suspension will end and the Services will be resumed. If it occurs that the suspected danger is confirmed, the suspension will end and either Party will be enabled to terminate the Services as per Section 14.3.

14.6	Postponement by Sponsor. Sponsor may postpone the Services, provided that Sponsor pays postponement fees in the same amount as terminations fees set forth in Section 14.4.

14.7	Pass-through Costs. Upon early termination of any SOW in accordance with Section 14.2 or 14.3, CRO will invoice to Sponsor all unavoidable Pass-through Costs that were incurred up to termination.

14.8	Impact on Study. If clinical services are provided, immediately upon receipt of a written notice of termination by Sponsor, CRO shall promptly stop entering Subjects into the Study and shall cease conducting procedures on Subjects already entered in the Study, provided that CRO shall complete Study procedures for any Subject as to whom it determines in his sole discretion that completion is medically necessary. Upon payment, CRO shall, upon request, furnish to Sponsor all case report forms, either completed or uncompleted, up to the date of the Study termination, as well as all other Study materials.

15.	ASSIGNMENT, SUBCONTRACTING AND CHANGE OF CONTROL

15.1	Affiliates. This Agreement and all rights and obligations hereunder, shall not be assigned by either Party without prior written notice to the Parties hereto. Notwithstanding the foregoing, CRO may assign, transfer, delegate and subcontract all or any part of the portion of the Services to any of its Affiliates. In such case, such Affiliate shall (i) abide by the terms and conditions of this Agreement and (ii) be entitled to the rights and benefits of CRO under this Agreement, including the right to enforce any terms of this Agreement. Furthermore, CRO may assign its rights and obligations under this Agreement, without the prior written consent of the Sponsor, to a successor including, without limitation, by reason of merger, amalgamation, corporate reorganization, sale of all or substantially all of the its assets or portion of its business which relates to the Services provided herein.

15.2	Subcontractors. Provided Sponsor has consented in writing, CRO may subcontract or delegate the performance of all or part of the Services under this Agreement to a third-party subcontractor, and provided that such subcontractor perform such activities in a manner consistent with the terms and conditions in this Agreement and that CRO shall remain liable for any non-performance or breach of the terms of this Agreement by the subcontractor.

15.3	Change of control and bankruptcy. Either party may terminate this Agreement and any SOWs in the event of a change of control of the other party hereto, or if the other party becomes insolvent, or a enters into a proceeding in bankruptcy, receivership or similar proceeding is filed involving the other party during the term of this Agreement.

16.	MISCELLANEOUS

16.1	Entire Agreement. This Agreement, together with all schedules and Statements of Work, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, except any confidentiality agreement still outstanding between the Parties, which shall complete the provisions of this Agreement. The terms of this Agreement shall control in the event of a conflict with the terms of a SOW.

16.2	Relationship between the Parties. CRO shall perform all the Services as an independent contractor. Neither CRO nor Representatives are employees, partners, representatives, or joint venturers of or with Sponsor, and nothing in this Agreement shall be construed to create such a relationship. CRO shall be solely responsible for the manner and working hours in which it will perform the Services. It is the intention of the Parties that no form of legal agency relationship be created between the Parties and nothing in this Agreement shall be deemed to create in either Party the right or authority to incur any obligation on behalf of the other Party or to bind such other Party in any way whatsoever except in accordance with the terms of this Agreement.

16.3	Notices. All written notices from one Party to the other under this Agreement are sufficient as sent by email, unless otherwise specified in the Protocol or otherwise requested by Sponsor.

16.4	Force majeure. Neither Party shall be held liable for non-fulfilment or delayed performance of the Agreement or part thereof due directly or indirectly to any cause outside the reasonable control of either Party, and which the affected Party was unable to foresee at the time of the signing of the SOW; provided that: (a) notice of its inability to perform and the causes thereof shall be provided immediately by the affected Party to the other; and (b) if such inability to perform shall continue for a period of three (3) months, the other Party shall have the right to terminate the SOW by written notice at any time thereafter.

16.5	Severability and waiver. The invalidity, illegality or unenforceability of any term or provision of this Agreement shall not affect the validity, legality or enforceability of any other term or provision hereof. No waiver by any Party of any provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiting. Except as set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be so construed as a waiver thereof, nor shall nay single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

16.6	Amendment. The Agreement may not be modified or amended except by a written agreement signed by both Parties.

16.7	Successor and assigns. This Agreement will be binding upon each Party and their permitted successors and assigns, and will inure to the benefit of each Party and their successors and assigns.

16.8	Survival. The rights and obligations of the Parties set forth in Sections 5.1, 7, 8, 9, 10, 11, 12, 13, 14 and 16.9 and any right or obligation of the Parties in this Agreement which, by its nature, should survive termination or expiration of this Agreement, will survive the termination or expiration of this Agreement.

16.9	Governing Laws and forum. This Agreement is governed by and construed in accordance with the laws of Alberta, without giving effect to any conflict of law principles. The Parties will use commercially reasonable efforts to settle all matters in dispute amicably and hereby agree that any dispute arising under this Agreement, or in connection with any breach thereof, shall be finally resolved through the courts of Alberta.

16.10	Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Signatures to this Agreement delivered by facsimile or similar electronic transmission (eg. Portable document format (PDF)) shall be deemed as binding as the original.

(Signatures to follow)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives.

XORTX Therapeutics Inc.		ALTASCIENCES COMPANY INC.

By:	/s/ Allen Davidoff	By:	/s/ Elizabeth Pivetta

Name:	Allen Davidoff	Name:	Elizabeth Pivetta

Title:	CEO	Title:	Associate Director, Contracts and Client Experience

Date:	Dec 22, 2021	Date:	12/22/2021